

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 18, 2011

via U.S. mail and facsimile

T Riggs Eckelberry, Chief Executive Officer
OriginOil, Inc.
5645 West Adams Blvd
 Los Angeles, CA 90016

> **RE: OriginOil, Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 13, 2010**
> **File No. 333-147980**

Dear Mr. Eckelberry:

We have completed our review of your filings and do not have any further comments at
this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief